1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

July 9, 2021	FIRM / AFFILIATE OFFICES
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VIA EDGAR AND OVERNIGHT DELIVERY

Irene Barberena-Meissner

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	AfterNext HealthTech Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 7, 2021
CIK No. 0001865975

Dear Ms. Barberena-Meissner:

On behalf of AfterNext HealthTech Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 2, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1, filed on July 9, 2021 (the “Registration Statement”), which has been revised to address the Staff’s comments and certain other updates. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Draft Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 9, 2021

The Offering

Payments to insiders, page 38

1.

We refer you to the fourth and sixth bullet points regarding payments. You expect to pay a customary financial advisor fee, agent fee or consulting fee to TPG Capital BD, LLC and other entities affiliated with TPG “in an amount that constitutes a market standard fee for comparable transactions.” Please revise to disclose the potential amount payable to TPG Capital BD, LLC and other entities affiliated with TPG. Clarify whether agreements are in place for such arrangements. Also discuss in necessary detail how you will determine the amounts to be paid as “a finder’s fee, consulting fee or other compensation in connection with identifying, investigating and completing” the initial business combination, including whether you have a ceiling or a formula for such payments, either individually or in the aggregate. We note the related discussion at page 146 and elsewhere. Lastly, please ensure that any documents providing the details of the fees and all other material compensation arrangements are filed as exhibits.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 39, 66, 119, 146, 152 and 157 of the Registration Statement. In addition, the Company respectfully advises the Staff that it does not expect to pay any finder’s fee, consulting fee or other compensation to its sponsor, officers or directors, or their respective affiliates; however, it does expect to reimburse reasonable fees and out-of-pocket expenses of these individuals and entities incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Other than as disclosed in and filed as exhibits to the Registration Statement, there are no documents providing for compensation arrangements with TPG Capital BD, LLC or other entities affiliated with TPG.

2.

We note that you will be filing as exhibit 10.8 the administrative services agreement with your sponsor. You state at page 39 that “The monthly fees for office space, administrative and support services are higher than what is typical for blank check companies.” Please disclose how much of the $50,000 monthly payment is allocated to office space and how much to administrative and support services.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that $50,000 per month represents the Company’s reasonable estimate of the cost of office space, administrative and support services provided by TPG; however, neither the Company nor TPG has further allocated such costs to the various overhead components. The statement that these monthly fees are higher than what is typical for blank check companies is based solely on public disclosures of other blank check companies that similarly identify approximate cost of office space, administrative and support services on an aggregate basis.

July 9, 2021

Conflicts of Interest, page 41

3.

We note your disclosure that TPG is currently sponsoring four other public blank check companies. Please revise to identify these four other blank check companies and briefly describe the current status of each company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 41, 68, 114 and 138 of the Registration Statement.

Summary Financial Data, page 45

4.	Please revise to provide “as adjusted” summary financial data in the next amendment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Registration Statement.

Use of Proceeds, page 92

5.	Revise to disclose how you will use the $1,100,000 of proceeds not held in the trust account.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 92 and 94 of the Registration Statement.

Dilution, page 97

6.	Please revise to also present dilution per share assuming the underwriter’s over-allotment is exercised in full.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 97 of the Registration Statement.

7.

We note you disclose negative pro forma net tangible book value of $(11,131,949) or $(1.27) per share resulting dilution per share to public investors of $(11.27) per share. Please explain how dilution per share to the (new) public investors exceeds the $10.00 per share purchase price of such shares.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the dilution per share to public investors is based on an application of Accounting Series Release No. 268, Redeemable Preferred Stocks (“ASR 268”). ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in “temporary equity”). Further, Accounting Standards Codification 480-10-26-6 states that in determining if an instrument is mandatorily redeemable, all terms within a redeemable instrument shall be considered. The following items do not affect the classification of a mandatorily redeemable financial instrument as a liability:

a.	A term extension option

b.	A provision that defers redemption until a specified liquidity level is reached [emphasis added]

c.	A similar provision that may delay or accelerate the timing of a mandatory redemption.

July 9, 2021

Although the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”) provide that the Company will not redeem its Class A ordinary shares issued as part of the units issued in the Company’s initial public offering (such shares, the “Public Shares”) in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemption, ASR 268 does not contemplate a situation in which the number of shares subject to redemption fluctuates on an aggregate basis, but the rights of the individual shares are not altered. On an individual basis, each Public Share has the right to be redeemed until after the business combination. The Company has determined that the rights of each individual Public Share, including the right to redemption, prevails over the limitation on net tangible assets set forth in the Memorandum and Articles. While not all Public Shares could be redeemed as of the balance sheet date as a result of such limitation, each Public Share retains its redemption feature, and thus, all Public Shares should be classified as temporary equity until the right to redemption is exercised or expires. As a result of treating all Public Shares as temporary equity, shareholders’ equity on an as-adjusted basis is negative (shareholders’ deficit) and thus the dilution per share to the public investors exceeds the $10.00 per share purchase price of such Public Shares.

Capitalization, page 100

8.

We note from your disclosure on page 73 that the warrants you will issue in connection with this offering and the simultaneous private placement will not meet the criteria for equity classification. Please revise the “As Adjusted” column of your Capitalization table to reflect the warrant liability and provide footnote which explains how the fair value of the warrant liability will be determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement.

*      *      *

July 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1311 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Benjamin

Michael Benjamin

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

R. Halsey Wise, Chief Executive Officer, AfterNext HealthTech Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Paul D. Tropp, Ropes & Gray LLP

Christopher Capuzzi, Ropes & Gray LLP